

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Michael Jackowski
Chief Executive Officer
Duck Creek Technologies, Inc.
22 Boston Wharf Road, Floor 10
Boston, MA 02210

      Re: Duck Creek Technologies, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 22, 2021
          CIK No. 0001160951

Dear Mr. Jackowski:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology

cc: Michael J. Zeidel, Esq.